SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

August 13, 2007

VIA FACSIMILE AND FEDERAL EXPRESS Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Ms. H. Yuna Peng

Re:	CWABS Asset-Backed Certificates Trust 2006-12

Dear Ms. Peng:

On behalf of CWABS, Inc. (the “Company”), we thank you for your letter of July 24, 2007 addressed to Steve Bailey, the Senior Managing Director of Countrywide Home Loans Servicing LP which acts as master servicer for the above-referenced transaction.  We have reviewed your comments to the Exchange Act reports of CWABS Asset-Backed Certificates Trust 2006-12 (the “Issuing Entity”) and have provided responses below.  If you require additional information to evaluate our responses, please do not hesitate to contact us.

Form 10-K

Signatures

COMMENT:

1.
We note your response to our prior comment 1.  However, we reissue the comment.  We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity.  Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Steve Bailey is the senior officer in charge of the servicing function of the master servicer.  See General Instruction J(3) to Form 10-K.  Additionally, please make corresponding changes to your Section 302 certification.  See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

RESPONSE:

The Company will file an amended Form 10-K, including an amended Section 302 certification, each of which will contain the phrase “(Senior officer in charge of the servicing function of Countrywide Home Loans Servicing LP)” after Mr. Bailey’s title.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

AUGUST 13, 2007
PAGE 2	NEW YORK

COMMENT:

2.
We reissue the first part of our prior comment 7.  You confirmed that the asset pool was finalized on the closing date, which was June 30, 2006.  The final prospectus was then filed on July 5, 2006.  The final prospectus supplement should include the final terms of a take down that are known or reasonably available.  In this case, it appears you should have known that a pre-funding period would not be used and no proceeds would be deposited in the pre-funding account given that the closing date was 5 days before the filing of the final prospectus.  Therefore, your final prospectus supplement should have disclosed this information.  Refer to Item 1111(g)(2) of Regulation AB.  Please advise why this information was not disclosed in the 424(b) prospectus.

RESPONSE:

The Company confirms that the asset pool was finalized on the closing date, which was June 30, 2006.  However, the final prospectus was also delivered to investors on June 30, 2006 in connection with sales of the related securities on that date.1  Consequently, at the time of first delivery of the prospectus, the Company did not know the final terms of the asset pool.

The prospectus first delivered to investors on June 30, 2006 was filed on July 5, 2006 in accordance with Rule 424(b).  As noted in the instruction to Rule 424(b), the prospectus is required to be filed on the second business day following the date it is first used after effectiveness in connection with a public offering or sales.  Monday, July 3, 2006 was the first business day after the date of first use, and due to the July 4 holiday, July 5, 2006 was the second business day after the date of first use.  The Company did not update the prospectus filed on July 5, 2006 because Rule 424(b) required the filing of the prospectus delivered to investors on June 30, 2006 since that was the prospectus actually delivered to investors in connection with the public offering.

COMMENT:

3.
Also, we reissue our prior comment 8.  We note your reference that the prospectus indicated that “the sum of the aggregate stated principal balance of the mortgage loans and any amounts on deposit in the pre-funding account will exceed the initial aggregate certificate principal balance by approximately $27,300,000.”  This brings the expected aggregate principal balance to $829,312,162.  However, the principal balance as of June 30, 2006 is $1,300,000,000, or $470,687,838 more than the expected aggregate principal balance.  This is an increase of

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1 At the time the 2006-12 certificates were issued, it was the common practice of the Company to provide for the prospectus to be delivered to investors on the date of settlement.

AUGUST 13, 2007
PAGE 3	NEW YORK

approximately 57% of the stated principal amount in the final prospectus filed on July 5, 2006.

The size of the asset pool is a pool characteristic disclosure required by Item 1111(b)(2) of Regulation AB.  Therefore, we do not understand your statement that “no material pool characteristic of the actual asset pool at the time of issuance differed by more than 5% from the description of the asset pool in the prospectus.”  Please advise why the actual size of the pool asset, which was known before the final prospectus was filed, was not disclosed in the final prospectus and why a Form 8-K was not filed within four business days.  We may have further comments.

RESPONSE:

We believe that we misinterpreted your prior comment.  We apologize for any miscommunication in connection with our prior response to this comment.

In response to your comment, the prospectus noted that “On the closing date, it is expected that the sum of the aggregate stated principal balance of the mortgage loans and any amounts on deposit in the pre-funding account will exceed the initial aggregate certificate principal balance of the interest-bearing certificates by approximately $27,300,000.”2  The initial principal balance of the interest-bearing certificates is set forth on the front cover of the prospectus supplement and was $1,272,700,100.  Consequently, based on the sentence above, on the closing date the final asset pool size would be approximately $1,300,000,100.  As noted in the Company’s prior response, the prospectus also provides disclosure regarding the characteristics of the Statistical Calculation Pool and indicates that the statistical distribution of the closing date asset pool may vary, but for certain characteristics it will not vary by more than a specified permitted variance.3   The closing date asset pool complied with all of these collateral stipulations.

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2 Emphasis added.  See, “Summary—Credit Enhancement—Overcollateralization” on page S-11 of the prospectus.
3 See “The Mortgage Pool—General” on page S-27 of the prospectus.

AUGUST 13, 2007
PAGE 4	NEW YORK

The Company looks forward to working with you to resolve any open issues.  Please contact Paul Liu at (818) 225-3166 or me at (212) 839-6730 to discuss any of the matters addressed by this letter.  Thank you.

Sincerely,

/s/ R.J. Carlson

R.J. Carlson

Enclosures

cc:	Max A. Webb – w/enclosures
Rolaine Bancroft – w/enclosures
Steve Bailey – w/enclosures
Paul Liu - w/enclosures
Edward J. Fine – w/enclosures